Exhibit 99.41

Canopy Growth Solidifies New Brunswick Expansion Strategy

SMITHS FALLS, ON and FREDERICTON, NB, Aug. 28, 2017 /CNW/—Canopy Growth Corporation (“Canopy Growth” or the “Company”) is pleased to announce that it has acquired Spot Therapeutics Inc. (“Spot”), an ACMPR applicant based in Fredericton, New Brunswick. Additionally, through an affiliated entity, the Company has entered into a definitive agreement to complete the previously announced purchase of the industrial building and property where the Company’s Fredericton-based production and distribution platform is being established. These strategic acquisitions solidify Canopy Growth’s commitment to expand operations into New Brunswick with a large-scale indoor production facility both quickly, and cost efficiently.

“New Brunswick has emerged as an excellent place to do business in the cannabis sector,” said Bruce Linton, Chairman and CEO, Canopy Growth. “We will leverage our existing operational expertise and supplement what the team at Spot has already started so that we can get this facility up and running quickly, supporting local construction and trades to ensure we’re making a meaningful contribution to the local economy.”

The facility will operate under the Tweed brand and support the Company’s global operations with high quality, large scale cannabis production capabilities. The existing building and infrastructure is in excellent condition and includes almost 40,000 sq. ft. of dedicated production space. Once licensed, this initial footprint is anticipated to produce over 4,000 kg of dried cannabis annually. With the property appropriately zoned and suited for expansion to over 100,000 sq. ft., this location creates an ideal platform for future growth.

On behalf of Bird Holdings Ltd., the current owner of the facility, its President J.W. Bud Bird said, “We are pleased by the sale of our building and impressed with the major expansion initiatives that the new owner, Canopy Growth, has planned for the property. It is great to have an investment of such a magnitude coming to Fredericton’s Industrial Park, and it should prove to be an important long-term source of jobs and economic activity for all of central New Brunswick.”

Since originally announcing the intent to purchase the facility, Canopy Growth has been working diligently on amendments to the existing application to conform with the Company’s standardized infrastructure layout and operating procedures. Engineering plans and drawings have already been completed and construction on the facility should begin in October 2017. The facility is anticipated to be ready for licensing and production before the end of 2017.

Brian Neill, CEO of Spot commented, “We have been working for years to bring this new industry to Fredericton, and are proud to be joining forces with Canopy Growth and Tweed as we continue our journey towards an ACMPR license and the launch of a new cannabis platform in the Maritimes.”

Under the terms of the transaction, shareholders of Spot will receive up to $2,250,000 in total consideration, less adjustments for all liabilities of Spot as of the closing date and certain payments to be made by Spot between closing and the second tranche payment. At closing, and in satisfaction of the first tranche payment of $1,000,000, Canopy issued 111,669 common shares to the shareholders of Spot. The second tranche payment will be satisfied by the issuance of additional common shares, subject to completion of certain licensing and operational milestones. Closing of the acquisition of the industrial building and property in Fredericton is anticipated to close in early September.

On August 25th, 2017, Canopy Growth received conditional approval from the TSX for the issuance of common shares in connection with this transaction.

Here’s to Future (Maritime) Growth.

About Tweed

Tweed is a globally recognized marijuana production brand. It has built a large and loyal following by focusing on quality products and meaningful customer relationships. Tweed doesn’t just sell marijuana, it facilitates a conversation about a product we’ve all heard about but haven’t met intimately yet. It is approachable and friendly, yet reliable and trusted. As marijuana laws liberalize around the world, Tweed will expand its leading Canadian position around the globe. Learn more at www.tweed.com.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering diverse brands and curated cannabis strain varieties in dried and oil extract forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of indoor and greenhouse production capacity. Canopy Growth has established partnerships with leading sector names in Canada and abroad. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., Bedrocan Canada Inc. or Spot Therapeutics Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include future operational and production capacity, closing of the acquisition of the industrial building and property in Fredericton, the impact of enhanced infrastructure and production capabilities, timing to begin construction at the facility and the timeline for licensing and production, and the second tranche payment to the shareholders of Spot. The forward-looking information included in this news release are made as of the date of this news release and Canopy Growth does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/August2017/28/c3756.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@canopygrowth.com, 613-769-4196; Investor Relations: Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 09:12e 28-AUG-17